 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number 0-21218

Gilat Satellite Networks Ltd.

(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Convertible Notes Private Placement

Gilat Satellite Networks Ltd., an Israeli company (the “Company” or “Gilat”), hereby reports that it received and accepted commitments from Israeli institutional investors, as defined under Israel’s Securities Law, 5728-1968 (the “Investors”), to participate in a private placement (the “Private Placement”) of convertible notes of the Company (the “Notes”), which, subject to the terms and conditions of the Notes, are convertible into Ordinary Shares, par value NIS 0.20 per share, of the Company (“Ordinary Shares”).

The Private Placement is expected to close on September 1, 2026 (the date on which the closing occurs, the “Closing”), subject to the satisfaction of customary closing conditions.

The gross proceeds from the sale of the Notes are expected to be approximately $100 million, before deducting fees and estimated offering expenses. Gilat intends to use the net proceeds for general corporate purposes, with a particular focus on accelerating investments in next-generation satellite and space technologies, supporting initiatives and the continued expansion of its multi-orbit, mobility, ground and defense technology capabilities.

The initial conversion price will be $16.00 per Ordinary Share and represents a conversion premium of 60% above the last reported sale price of $ 9.94 per Ordinary Share on Nasdaq on August 28, 2026.

The Notes will be issued in the Private Placement pursuant to the terms and conditions of a deed of trust (the “Deed”) between Gilat and Reznik Paz Nevo Trusts Ltd., as trustee. The following is a brief description of the terms of the Deed and the Notes to be issued pursuant to the Deed.

The Notes will be senior unsecured obligations of Gilat and will bear interest at a rate of 3.75% per annum from and including the date of the Closing, with interest payable annually on September 1 of each year, beginning on September 1, 2027. If the sale price per Ordinary Share on the Nasdaq Global Select Market (“Nasdaq”) does not equal or exceed an average of $15.00 for a consecutive 30-day period ending 18 months after the issuance date (the “Measurement Date”), the interest rate for the period beginning on the Measurement Date will increase by 1.25%. The Notes will mature on September 1, 2031, unless earlier redeemed or converted.

At any time after the Closing and until the close of business on the tenth day immediately preceding the maturity date, holders of the Notes may elect to convert the Notes.

If the sale price per Ordinary Share on Nasdaq equals or exceeds $20.00 for 10 consecutive trading days, Gilat may elect, from time to time, to cause the holders of the Notes to convert the Notes, in whole or in part (subject to certain limitations), on or after the later of (i) 12 months after the issuance date and (ii) the date on which either a registration statement covering the resale of the Ordinary Shares underlying the Notes is declared effective by the U.S. Securities and Exchange Commission (the “SEC”) or the Ordinary Shares issuable upon conversion of the Notes otherwise become freely tradeable under SEC rules.

The foregoing summaries of the commitment letter delivered by the Investors (the “Commitment Letter”), the Deed and the Notes do not purport to be complete and are subject to, and qualified in their entirety by, the full texts of the Commitment Letter, the Deed and the Notes, which will be filed (in translated English copies) with the SEC following and subject to the Closing.

The Private Placement is being made only in Israel and is not being made to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the Notes and the Ordinary Shares will be subject to certain transfer restrictions. During the 40-day distribution compliance period under Category 2 of Regulation S, the Notes may not be offered or sold to a U.S. person or for the account or benefit of a U.S. person (other than a distributor).

The Notes will not be registered under the Securities Act and will not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act. Gilat has undertaken to prepare and file with the SEC, no later than 12 months following the Closing, a new registration statement or a prospectus supplement to a prospectus that forms part of an existing registration statement for the resale of Gilat’s Ordinary Shares underlying the Notes.

This Report on Form 6-K is neither an offer to sell nor a solicitation of an offer to buy any of these securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

Exhibit

99.1       Company press release, dated August 31, 2026, titled “Gilat Announces $100 Million Five-Year Convertible Notes at 60% Conversion Premium.”

Legal Notice Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this Report on Form 6-K include, but are not limited to, statements related to our expectations regarding the issuance and sale of the Notes, the closing date of the transaction, and the intended use of the proceeds from the sale of the Notes. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Doron Kerbel

Name:	Doron Kerbel

Title:	Chief Legal Officer and Corporate Secretary

Date: August 31, 2026

Exhibit Index

99.1       Company press release, dated August 31, 2026, titled “Gilat Announces $100 Million Five-Year Convertible Notes at 60% Conversion Premium.”